NEWS RELEASE

Fortuna Reports Results for the Second Quarter of 2025

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, August 6, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the second quarter of 2025.

(Results from the Company’s San Jose and Yaramoko assets have been excluded from its Q2 2025 continuing results, along with the comparative figures, due to the classification of the assets as discontinued as at June 30, 2025.)

Jorge A. Ganoza, President and CEO of Fortuna, commented, “Fortuna completed the second quarter with liquidity of more than half a billion dollars. Our strong balance sheet positions the Company to pursue growth opportunities under our control including the guided production expansion at the Séguéla Mine in 2026 and advancing to a construction decision at the Diamba Sud project in Senegal by the first half of 2026 following the completion of a PEA later this year.”

Mr. Ganoza continued, “We delivered a total of 75,950 gold equivalent ounces1, keeping us firmly on track to meet annual production guidance. Higher realized gold prices in the quarter contributed to a record EBITDA1 margin of 55%. The higher consolidated AISC1 of $1,932 per ounce of gold in the quarter was primarily driven by the timing of capital expenditures and peak mine waste stripping at Séguéla during the second quarter and into the third. These investments are critical to achieving our annual target of 160 to 180 thousand gold ounces in 2026.”

Mr. Ganoza concluded, “Looking into the second half of the year, we expect our mines to remain within annual AISC1  guidance. At Séguéla, AISC1,  is projected to trend higher through the year due to planned mine waste stripping to access higher-grade material, but the full-year average is expected to remain well within guidance. In contrast, Lindero’s AISC1,  is expected to trend lower in the second half of the year as the leach pad expansion is now complete and peak stripping is behind us.”

Second Quarter 2025 Highlights

Cash and Cashflow

●Free cash flow1 from ongoing operations of $57.4 million in Q2, and net cash from operating activities before working capital changes of $96.9 million or $0.32 per share
●Liquidity was $537.3 million, and the Company increased its positive net cash1 position to $214.8 million (including short-term investments), from $136.9 million in Q1 2025
●Quarter-end cash and short-term investments of $387.3 million, a quarter over quarter (“QoQ“) increase of $78.0 million
●Subsequent to June 30, 2025 the Company took advantage of the relaxing of capital controls and a favourable spread on exchange rates to repatriate $50.0 million from Argentina

1Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures

2 Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $3,306/oz Au, $33.8/oz Ag, $1,945/t Pb, and $2,640/t Zn for Q2 2025.; $2,333/oz Au, $28.5/oz Ag, $2,157/t Pb, and $2,835/t Zn for Q2 2024; $2,882/oz Au, $31.8/oz Ag, $1,971/t Pb, and $2,841/t Zn for Q1 2025

Profitability

●	Attributable net income from continuing operations of $42.6 million or $0.14 per share, a QoQ increase of $0.03. Net Income was impacted by the recognition of $17.5 million in withholding taxes due to the timing of an annual dividend approval in Côte d'Ivoire
●	Higher realized gold prices contributed to expanding Adjusted EBITDA[1] margins to a record 55% compared to 50% in Q1 2025
●	Attributable adjusted net income[1] of $44.7 million or $0.15 per share, a QoQ increase of $0.04 per share

Operational

●	Gold equivalent production (“GEO”) of 71,229 from continuing operations ounces[2] in Q2. GEO production was 75,950 including discontinued operations.
●	Consolidated cash cost per GEO[1] from continuing operations of $929 in Q2, compared to $866 in Q1 2025
●	Consolidated AISC per GEO[1] from continuing operations of $1,932 for Q2 compared to $1,752 in Q1 2025.
●	Safety performance indicator for TRIFR down to 0.87 compared to 0.98 in Q1 2025. The Company had zero lost time injuries in the quarter.

Growth and Business Development

●	On August 5th the Company published an updated in-pit mineral resource estimation for the Diamba Sud project in Senegal, reporting an Indicated Mineral Resource of 724,000 gold ounces, and an Inferred Mineral Resource of 285,000 gold ounces (Indicated Mineral Resource of 14.2 Mt averaging 1.59 g/t Au containing 724,000 gold ounces, and Inferred Mineral Resource of 6.2 Mt averaging 1.44 g/t Au containing 285,000 gold ounces), reflecting 53 and 93 percent increase in resources for the project respectively since year-end 2024. This estimate incorporates initial resources from the newly discovered mineralization at the Southern Arc prospect. The Company is advancing the Diamba Sud project with parallel activities on environmental permits, engineering studies, and continued mineral exploration working towards a preliminary economic assessment in the fourth quarter of 2025. Refer to our news release “Fortuna Advances Diamba Sud Gold Project in Senegal with Updated Mineral Resources; PEA Completion Targeted for Q4 2025” dated August 5, 2025.
●	The Company acquired 15% of Awale Resources who owns the Odienne project and other permits in a geologic corridor that is of interest to Fortuna in Côte d'Ivoire. Refer to our news release “Fortuna Completes Strategic Investment in Awalé Resources Limited and Files Early Warning Report” dated June 11, 2025.

Yaramoko and San Jose Divestment

The Company received $83.8 million in gross proceeds during the quarter related to the divestment of our two short-life mines as part of an initiative to streamline the asset portfolio. Taken together, these two sales allow the Company to reallocate approximately $50.0 million in capital and management focus away from mine closures and toward higher-value opportunities that align more closely with our long-term strategy.

Fortuna | 2

Second Quarter 2025 Consolidated Results

	Three months ended			Six months ended June 30,
($ Expressed in millions)	June 30, 2025	June 30, 2024	March 31, 2025	2025	2024	% Change
Total Production Including Discontinued Operations (GEO)	75,950	116,570	103,459	179,409	229,113	(22%)
Production from Continuing Operations (GEO)	71,229	71,368	70,386	141,615	143,679	(1%)

Financial Highlights from Continuing Operations
Sales	230.4	156.3	195.2	425.5	300.3	42%
Mine operating income	105.0	52.6	80.3	185.4	100.2	85%
Operating income	83.7	30.8	55.9	139.7	59.6	134%
Net income from continuing operations	47.7	22.2	36.6	86.6	36.6	137%
Attributable net income from continuing operations	42.6	21.3	35.4	78.1	34.3	128%
Attributable earnings per share from continuing operations - basic	0.14	0.07	0.11	0.25	0.11	127%
Adjusted attributable net income from continuing operations[1]	44.7	9.3	35.7	80.4	23.1	248%
Adjusted attributable net income from continuing operations earnings per share	0.15	0.03	0.11	0.26	0.08	225%
Adjusted EBITDA[1]	127.7	72.5	98.2	225.9	139.7	62%
Net cash provided by operating activities - continuing operations	92.7	37.4	89.0	181.7	69.2	163%
Free cash flow from ongoing operations[1]	57.4	10.2	66.7	124.1	17.5	609%
Cash cost ($/oz GEO)[1]	929	842	866	899	791	14%
All-in sustaining cash cost continuing ops($/oz GEO)[1,2]	1,932	1,641	1,752	1,846	1,513	22%
AISC including discontinued ops($/oz GEO)[1,2,3]	1,899	1,633	1,640	1,752	1,553	13%
Capital expenditures[2]
Sustaining	31.4	26.2	22.6	54.0	47.7	13%
Sustaining leases	6.0	4.0	4.9	10.9	7.8	40%
Growth capital	15.6	14.4	15.4	31.0	19.9	56%
				June 30, 2025	December 31, 2024	% Change
Cash and cash equivalents and short-term investments				387.3	231.3	67%
Net liquidity position (excluding letters of credit)				537.3	381.3	41%
Shareholder's equity attributable to Fortuna shareholders				1,494.6	1,403.9	6%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis

[3] For Q2 2025 and year to date 2025 AISC reflects production and costs for Yaramoko from April 1 to April 14, 2025, being the date that the Company agreed to the assumed handover of operations to the purchaser. AISC per ounce of gold equivalent sold for the aforementioned period has been estimated at $1,410 which is comparable to the AISC per ounce of gold equivalent sold at Yaramoko for Q1 2025 of $1,411

Figures may not add due to rounding
Discontinued operations have been removed where applicable

Second Quarter 2025 Results

Q2 2025 vs Q1 2025

Cash cost per ounce and AISC

Cash cost per GEO sold from continuing operations was $929 in Q2 2025, an increase compared to $866 in Q1 2025. The increase in cash costs was mostly related to lower gold equivalent ounces at Caylloma due to an increase in the gold price and the impact on  the GEO calculation.

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All-in sustaining costs per GEO from continuing operations was $1,932 in Q2 2025 compared to $1,752 in Q1 2025. The higher AISC is explained by the increase in cash cost as described above, higher capitalized stripping at Séguéla and timing of capital expenditure payments.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $42.6 million compared to $35.4 million in Q1 2025.  After adjusting for impairment charges and other non-recurring items, adjusted attributable net income was $44.7 million or $0.15 per share compared to $35.7 million or $0.11 per share in Q1 2025. The increase was explained mainly by higher gold prices and higher gold sales volume. The realized gold price in Q2 2025 was $3,307 per ounce compared to $2,880 in Q1 2025.  The increase in gold sales volume was due to higher gold production at Lindero.  This was partially offset by the recognition of $17.5 million in withholding taxes related to the timing of local Board approvals for the repatriation of funds out of Côte d'Ivoire

Cash flow

Net cash generated by operations before working capital adjustments was $96.9 million or $0.32 per share. After adjusting for changes in working capital, net cash generated by operations for the quarter was $92.7 million compared to $89.0 million in Q1 2025, as higher sales in Q2 2025 as described above were partially offset by income tax payments of $36.4 million compared to $9.4 million in Q1 2025.

Free cash flow from ongoing operations in Q2 2025 was $57.4 million, a decrease of $9.3 million over the $66.7 million reported in Q1 2025. The decrease was due to higher tax payments described above and higher sustaining capital expenditures of $7.6 million.

Q2 2025 vs Q2 2024

Cash cost per ounce and AISC

Consolidated cash cost per GEO increased to $929, compared to $842 in Q2 2024. This increase was mainly driven by higher cash costs at Séguéla and lower gold equivalent ounces at Caylloma due to an increase in the gold price and the impact on gold equivalent ounces. The increase in cash cost at Séguéla was primarily due to lower head grade and higher stripping costs, consistent with the mine plan.

All-in sustaining costs per gold equivalent ounce from continuing operations increased to $1,932 in Q2 2025 from $1,641 in Q2 2024. This increase primarily resulted from the higher cash cost per ounce discussed above, increased royalties due to the higher gold price and higher sustaining capital expenditures.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $42.6 million or $0.14 per share, compared to $21.3 million or $0.07 per share in Q2 2024. After adjusting for impairment charges and other non-recurring items, adjusted attributable net income was $44.7 million or $0.15 per share compared to $9.3 million or $0.03 per share in Q2 2024.  The increase was primarily due to higher realized gold prices, which averaged $3,307 per ounce in Q2 2025 compared to $2,334 per ounce in Q2 2024, and higher sales volumes at Séguéla (up 15%) and Lindero (up 9%), driven by increased processed ore at both mines.

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Other factors influencing adjusted net income compared to Q2 2024 included the recognition of $17.5 million in withholding taxes related to the timing of local board approvals for the repatriation of funds from Côte d'Ivoire.

Depreciation and Depletion

Depreciation and depletion increased by $5.4 million to $48.3 million compared to $42.9 million in the comparable period of 2024. The increase was primarily due to higher ounces sold at Séguéla. Depreciation and depletion in the period included $18.1 million related to the purchase price allocation from the Roxgold acquisition.

Cash Flow

Net cash generated by operations for the quarter was $92.7 million compared to $37.4 million in Q2 2024. The increase is mainly explained by higher gold prices and higher gold volume sold at Séguéla and Lindero, and a lower negative change in working capital in Q2 2025 compared to Q2 2024.

Free cash flow from ongoing operations in Q2 2025 was $57.4 million, compared to $10.2 million reported in Q2 2024.  The increase was mainly due to higher prices and metal sold as discussed above.

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Séguéla Mine, Côte d’Ivoire

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Mine Production
Tonnes milled	429,184	318,457	873,188	713,294
Average tonnes crushed per day	4,665	3,461	4,798	3,898

Gold
Grade (g/t)	3.00	3.47	2.88	3.09
Recovery (%)	93	94	93	94
Production (oz)	38,186	32,983	76,686	67,539
Metal sold (oz)	38,144	33,102	76,583	67,552
Realized price ($/oz)	3,315	2,332	3,101	2,211

Unit Costs
Cash cost ($/oz Au)[1]	670	564	660	511
All-in sustaining cash cost ($/oz Au)[1]	1,634	1,097	1,461	1,021

Capital Expenditures ($000's)[2]
Sustaining	18,065	6,968	26,678	14,891
Sustaining leases	4,484	2,437	8,123	4,702
Growth capital	5,538	8,605	14,745	9,640
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the second quarter of 2025, mine production totaled 340,426 tonnes of ore, averaging 3.33 g/t Au, and containing an estimated 36,482 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste during the quarter totaled 5,194,192 tonnes, for a strip ratio of 15.3:1. Mining continued to be focused on the Antenna, Koula, and Ancien pits.

In the second quarter of 2025, Séguéla processed 429,184 tonnes of ore, producing 38,186 ounces of gold, at an average head grade of 3.00 g/t Au, a 16% increase and a 13.5% decrease, respectively, compared to the second quarter of 2024. Higher gold production was the result of higher tonnes processed due to, in part, intermittent power outages from April to early-July 2024, which resulted in the loss of 19 days of operating time for the mill. Mill throughput during the second quarter of 2025 averaged 210 t/hr, 36% above name plate capacity.

Cash cost per gold ounce sold was $670 for the second quarter of 2025 compared to $564 for the second quarter of 2024. The increase in cash costs was a result of higher mining costs due to higher stripping requirements in line with the mine plan, and higher processing costs incurred.

All-in sustaining cash cost per gold ounce sold was $1,634 for the second quarter of 2025 compared to $1,097 in the same period of the previous year. The increase for the quarter was primarily the result of higher cash costs and higher sustaining capital from higher capitalized stripping, higher sustaining leases from an increase in the mine fleet under contract, and advancement of the stage 3 tailings lift to support higher production at Séguéla, as well as higher royalties due to higher gold prices and a 2% increase in the royalty rate effective January 10, 2025.

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Lindero Mine, Argentina

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Mine Production
Tonnes placed on the leach pad	1,828,520	1,408,791	3,581,536	2,956,114

Gold
Grade (g/t)	0.57	0.61	0.56	0.60
Production (oz)	23,550	22,874	43,870	46,136
Metal sold (oz)	23,487	21,511	42,142	43,230
Realized price ($/oz)	3,293	2,335	3,108	2,201

Unit Costs
Cash cost ($/oz Au)[1]	1,148	1,092	1,147	1,050
All-in sustaining cash cost ($/oz Au)[1,3]	1,783	1,916	1,839	1,712

Capital Expenditures ($000's)[2]
Sustaining	11,356	16,151	23,718	25,958
Sustaining leases	791	587	1,373	1,185
Growth Capital	1,827	195	2,134	349

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the second quarter of 2025, a total of 1,828,520 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.57 g/t, containing an estimated 33,219 ounces of gold. Ore mined was 1.32 million tonnes, with a stripping ratio of 2.3:1.

Lindero’s gold production for the quarter was 23,550 ounces, comprised of 21,153 ounces in doré bars, 1,214 ounces contained in rich fine carbon, 72 ounces contained in copper precipitate, and 1,111 ounces contained in precipitated sludge. The increase in production during the second quarter of 2025 compared to the same period in 2024 was due to increase in ore placed on the pad; partially offset by lower grades.

The cash cost per ounce of gold for the quarter was $1,148 compared to $1,092 in the same period of 2024. The increase in cash costs was primarily due to higher fuel and explosive costs and additional rehandling to increase the tonnes placed on the pad.

AISC per gold ounce sold during Q2 2025 was $1,783 compared to $1,916 in Q2 2024. Lower AISC was primarily due to lower sustaining capital expenditures as the leach pad expansion was under construction in the previous quarter. The previous quarter also benefited from $2.5 million of investment gains from cross border Argentine pesos denominated bond trades compared to $nil in the current quarter.

As of June 30, 2025, the leach pad expansion project was completed, with minor close-out activities and demobilization now taking place.

Fortuna | 7

Caylloma Mine, Peru

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Mine Production
Tonnes milled	138,471	136,543	275,130	273,639
Average tonnes milled per day	1,556	1,552	1,555	1,546

Silver
Grade (g/t)	64	83	65	85
Recovery (%)	84	84	83	83
Production (oz)	240,621	306,398	483,614	621,858
Metal sold (oz)	247,429	267,569	497,713	593,051
Realized price ($/oz)	33.76	28.55	32.76	25.69

Lead
Grade (%)	3.23	3.83	3.22	3.66
Recovery (%)	90	91	91	91
Production (000's lbs)	8,924	10,525	17,760	20,055
Metal sold (000's lbs)	9,183	9,422	18,382	19,247
Realized price ($/lb)	0.88	0.98	0.89	0.96

Zinc
Grade (%)	4.63	4.80	4.82	4.63
Recovery (%)	91	90	91	90
Production (000's lbs)	12,851	13,040	26,623	25,223
Metal sold (000's lbs)	12,283	12,710	26,109	25,175
Realized price ($/lb)	1.20	1.29	1.25	1.20

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	15.16	13.94	13.92	12.66
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	21.73	19.87	20.17	18.38

Capital Expenditures ($000's)[3]
Sustaining	1,988	3,127	3,602	6,862
Sustaining leases	741	974	1,372	1,880
Growth Capital	305	–	554	-

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the second quarter of 2025, the Caylloma Mine produced 240,621 ounces of silver at an average head grade of 64 g/t, a 21% decrease when compared to the same period in 2024.

Lead and zinc production for the quarter was 8.9 million pounds and 12.9 million pounds, respectively. Head grades averaged 3.23% and 4.63%, a 16% decrease and a 3.5% decrease, respectively, when compared to the same quarter in 2024. Production was lower due to lower head grades and was in line with the mine plan.

The cash cost per silver equivalent ounce sold in the first quarter of 2025, was $15.16 compared to $13.94 in the same period in 2024. The higher cost per ounce for the quarter was primarily the result of lower silver production and the impact of higher realized silver prices on the calculation of silver equivalent ounce sold.

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The all-in sustaining cash cost per ounce of payable silver equivalent in the second quarter of 2025, increased 9% to $21.73, compared to $19.87 for the same period in 2024. The increase for the quarter was the result of higher cash costs per ounce and lower silver equivalent ounces due to higher silver prices and higher workers’ participation costs.

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Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: all-in costs; cash cost per ounce of gold sold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three months and six ended June 30, 2025 (“Q2 2025 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor. The Q2 2025 MD&A may be accessed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company’s profile.

The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of All-in Sustaining Costs was adjusted in Q4 2024 to include blue-chip swaps in Argentina. Please refer to pages 28 and 29 of the Company’s management’s discussion and analysis for the year ended December 31, 2024 for details of the change.

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●	The calculations of Adjusted Net Income and Adjusted Attributable Net Income were revised to no longer remove the income statement impact of right of use amortization and accretion and add back the right of use payments from the cash flow statement. Management elected to make this change to simplify the reconciliation from net income to adjusted net income to improve transparency and because the net impact was immaterial.
●	Where applicable the impact of discontinued operations have been removed from the comparable figures. The method of calculation has not been changed except as described above.

Reconciliation of Debt to total net debt and net debt to adjusted EBITDA ratio for June 30, 2025

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at June 30, 2025
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents and Short-term Investments	(387.3)
Total net debt[1]	(214.8)
Adjusted EBITDA (last four quarters)	545.7
Total net debt to adjusted EBITDA ratio	(0.4):1
[1] Excluding letters of credit

Reconciliation of net income to adjusted attributable net income for the three months ended March 31, 2025, and for the three and six months ended June 30, 2025 and 2024

	Three months ended			Six months ended June 30,
Consolidated (in millions of US dollars)	June 30, 2025	June 30, 2024	March 31, 2025	2025	2024
Net income attributable to shareholders	37.3	40.6	58.5	95.8	66.9
Adjustments, net of tax:
Discontinued operations	3.6	(21.1)	(25.9)	(22.3)	(35.8)
Write off of mineral properties	2.0	–	–	2.0	–
Income tax, convertible debentures	–	(12.0)	–	–	(12.0)
Inventory adjustment	–	0.2	(0.1)	(0.2)	0.2
Other non-cash/non-recurring items	1.8	1.6	0.5	5.1	3.8
Attributable Adjusted Net Income	44.7	9.3	33.0	80.4	23.1
Figures may not add due to rounding

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Reconciliation of net income to adjusted EBITDA for the three months ended March 31, 2025 and the three and six months ended June 30, 2025 and 2024

	Three months ended			Six months ended June 30,
Consolidated (in millions of US dollars)	June 30, 2025	June 30, 2024	March 31, 2025	2025	2024
Net income	44.1	43.3	64.8	108.8	72.4
Adjustments:
Community support provision and accruals	-	(0.1)	(0.2)	(0.2)	(0.4)
Discontinued operations	3.6	(21.1)	(25.9)	(22.3)	(35.8)
Net finance items	3.4	6.4	3.1	6.5	11.9
Depreciation, depletion, and amortization	42.5	42.9	50.5	93.0	82.5
Income taxes	33.7	4.5	15.3	49.0	15.8
Investment income	(1.7)	-	-	(1.7)	-
Other non-cash/non-recurring items	2.1	(3.4)	(9.4)	(7.2)	(6.7)
Adjusted EBITDA	127.7	72.5	98.2	225.9	139.7
Sales	230.4	156.3	195.2	425.5	300.3
EBITDA margin	55%	46%	50%	53%	47%

Figures may not add due to rounding

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three months ended March 31, 2025 and the three and six months ended June 30, 2025 and 2024

	Three months ended			Six months ended June 30,
Consolidated (in millions of US dollars)	June 30, 2025	June 30, 2024	March 31, 2025	2025	2024

Net cash provided by operating activities	67.3	73.6	126.40	193.7	122.5
Additions to mineral properties, plant and equipment	(47.0)	(50.4)	(39.6)	(86.6)	(91.7)
Payments of lease obligations	(6.4)	(5.7)	(6.0)	(12.4)	(10.6)
Free cash flow	13.9	17.5	80.8	94.7	20.2
Growth capital	15.6	14.4	15.4	31.0	19.9
Discontinued operations	26.2	(25.2)	(33.9)	(7.7)	(26.6)
Gain on blue chip swap investments	-	2.5	1.3	1.3	5.1
Other adjustments	1.7	1.0	3.1	4.8	(1.1)
Free cash flow from ongoing operations	57.4	10.2	66.7	124.1	17.5

Figures may not add due to rounding

Fortuna | 12

Reconciliation of cost of sales to cash cost per ounce of gold equivalent sold for the three months ended March 31, 2025 and the three and six months ended June 30, 2025 and 2024

Cash Cost Per Gold Equivalent Ounce Sold - Q1 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	31,805	65,425	17,463	114,695
Depletion, depreciation, and amortization	(9,799)	(30,310)	(4,369)	(44,478)
Royalties and taxes	(94)	(10,133)	(240)	(10,467)
By-product credits	(731)	-	-	(731)
Other	123	-	(659)	(536)
Treatment and refining charges	-	-	50	50
Cash cost applicable per gold equivalent ounce sold	21,304	24,982	12,245	58,531
Ounces of gold equivalent sold	18,580	38,439	10,542	67,561
Cash cost per ounce of gold equivalent sold ($/oz)	1,147	650	1,162	866
Gold equivalent was calculated using the realized prices for gold of $2,882/oz Au, $31.8/oz Ag, $1,971/t Pb, and $2,841/t Zn for Q1 2025.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q2 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	40,939	66,660	17,793	125,394
Depletion, depreciation, and amortization	(13,331)	(29,934)	(4,268)	(47,533)
Royalties and taxes	(92)	(11,152)	(295)	(11,539)
By-product credits	(762)	-	-	(762)
Other	59	-	(663)	(604)
Treatment and refining charges	-	-	28	28
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	64,982
Ounces of gold equivalent sold	23,350	38,144	8,484	69,978
Cash cost per ounce of gold equivalent sold ($/oz)	1,148	670	1,485	929
Gold equivalent was calculated using the realized prices for gold of $3,306/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q2 2024	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	36,010	51,430	16,239	103,679
Depletion, depreciation, and amortization	(11,580)	(27,130)	(3,358)	(42,068)
Royalties and taxes	(116)	(5,629)	(229)	(5,974)
By-product credits	(704)	-	-	(704)
Other	(227)	-	(350)	(577)
Treatment and refining charges	-	-	2,287	2,287
Cash cost applicable per gold equivalent ounce sold	23,383	18,671	14,589	56,643
Ounces of gold equivalent sold	21,409	33,102	12,799	67,310
Cash cost per ounce of gold equivalent sold ($/oz)	1,092	564	1,140	842
Gold equivalent was calculated using the realized prices for gold of $2,333/oz Au, $28.5/oz Ag, $2,157/t Pb and $2,835/t Zn for Q2 2024
Figures may not add due to rounding

Fortuna | 13

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	72,744	132,085	35,256	240,087
Depletion, depreciation, and amortization	(23,130)	(60,245)	(8,637)	(92,012)
Royalties and taxes	(187)	(21,285)	(535)	(22,007)
By-product credits	(1,493)	-	-	(1,493)
Other	182	-	(1,322)	(1,140)
Treatment and refining charges	-	-	78	78
Cash cost applicable per gold equivalent ounce sold	48,116	50,555	24,840	123,511
Ounces of gold equivalent sold	41,931	76,583	18,833	137,347
Cash cost per ounce of gold equivalent sold ($/oz)	1,147	660	1,319	899
Gold equivalent was calculated using the realized prices for gold of $3,103/oz Au, $32.8/oz Ag, $1,958/t Pb and $2,747/t Zn for YTD 2025
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	70,058	96,640	33,344	200,042
Depletion, depreciation, and amortization	(23,160)	(51,046)	(7,182)	(81,388)
Royalties and taxes	(369)	(11,101)	(583)	(12,053)
By-product credits	(1,127)	-	-	(1,127)
Other	(228)	-	(681)	(909)
Treatment and refining charges	-	-	3,518	3,518
Cash cost applicable per gold equivalent ounce sold	45,174	34,493	28,416	108,083
Ounces of gold equivalent sold	43,036	67,552	26,122	136,710
Cash cost per ounce of gold equivalent sold ($/oz)	1,050	511	1,088	791
Gold equivalent was calculated using the realized prices for gold of $2,207/oz Au, $25.7/oz Ag, $2,120/t Pb and $2,644/t Zn for YTD 2024
Figures may not add due to rounding

Fortuna | 14

Reconciliation of cost of sales to all-in sustaining cash cost per ounce of gold equivalent sold from continuing operations for the three months ended March 31, 2025 and the three and six months ended June 30, 2025 and 2024

For Q2 2025 and year to date 2025 AISC reflects production and costs for Yaramoko from April 1 to April 14, 2025, being the date that the Company agreed to the assumed handover of operations to the purchaser. AISC per ounce of gold equivalent sold for the aforementioned period has been estimated at $1,410 which is comparable to the AISC per ounce of gold equivalent sold at Yaramoko for Q1 2025 of $1,411.

	Continuing Operations					Discontinued Ops	Total
AISC Per Gold Equivalent Ounce Sold - Q1 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,304	24,982	12,245	-	58,531	34,948	93,479
Royalties and taxes	94	10,133	240	-	10,467	7,729	18,196
Worker's participation	-	-	739	-	739	-	739
General and administration	2,480	2,224	2,455	15,374	22,533	1,394	23,927
Total cash costs	23,878	37,339	15,679	15,374	92,270	44,071	136,341
Sustaining capital[1]	12,944	12,252	2,246	-	27,442	2,499	29,941
Blue chips gains (investing activities)[1]	(1,319)	-	-	-	(1,319)	-	(1,319)
All-in sustaining costs	35,503	49,591	17,925	15,374	118,393	46,570	164,963
Gold equivalent ounces sold	18,580	38,439	10,542	-	67,561	33,013	100,574
All-in sustaining costs per ounce	1,911	1,290	1,700	-	1,752	1,411	1,640
Gold equivalent was calculated using the realized prices for gold of $2,882/oz Au, $31.8/oz Ag, $1,971/t Pb, and $2,841/t Zn for Q1 2025.
Figures may not add due to rounding
[1] Presented on a cash basis

	Continuing Operations					Discontinued Ops	Total
AISC Per Gold Equivalent Ounce Sold - Q2 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	GEO AISC
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	-	64,982	5,000	69,982
Royalties and taxes	92	11,152	295	-	11,539	1,105	12,644
Worker's participation	-	-	760	-	760	-	760
General and administration	2,577	3,038	1,672	13,175	20,462	238	20,700
Total cash costs	29,482	39,764	15,322	13,175	97,743	6,343	104,086
Sustaining capital[1]	12,147	22,549	2,729	-	37,425	314	37,739
Blue chips gains (investing activities)[1]	-	-	-	-	-	-	-
All-in sustaining costs	41,629	62,313	18,051	13,175	135,168	6,657	141,825
Gold equivalent ounces sold	23,350	38,144	8,484	-	69,978	4,721	74,699
All-in sustaining costs per ounce	1,783	1,634	2,128	-	1,932	1,410	1,899
Gold equivalent was calculated using the realized prices for gold of $3,306/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 15

	Continuing Operations					Discontinued Ops		Total
AISC Per Gold Equivalent Ounce Sold - Q2 2024	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	San Jose	GEO AISC
Cash cost applicable per gold equivalent ounce sold	23,382	18,671	14,589	-	56,642	28,194	25,276	110,112
Royalties and taxes	116	5,629	229	-	5,974	1,777	867	8,618
Worker's participation	-	-	472	-	472	6,009	-	6,481
General and administration	3,281	2,603	1,406	12,338	19,628	182	1,590	21,400
Total cash costs	26,779	26,903	16,696	12,338	82,716	36,162	27,733	146,611
Sustaining capital[1]	16,738	9,406	4,101	-	30,245	7,525	216	37,986
Blue chips gains (investing activities)[1]	(2,501)	-	-	-	(2,501)	-	-	(2,501)
All-in sustaining costs	41,016	36,309	20,797	12,338	110,460	43,687	27,949	182,096
Gold equivalent ounces sold	21,409	33,102	12,799	-	67,310	31,455	12,670	111,435
All-in sustaining costs per ounce	1,916	1,097	1,625	-	1,641	1,389	2,206	1,634
Gold equivalent was calculated using the realized prices for gold of $2,333/oz Au, $28.5/oz Ag, $2,157/t Pb and $2,835/t Zn for Q2 2024
Figures may not add due to rounding
[1] Presented on a cash basis

	Continuing Operations					Discontinued Ops	Total
AISC Per Gold Equivalent Ounce Sold - Year to Date 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	GEO AISC
Cash cost applicable per gold equivalent ounce sold	48,116	50,555	24,840	-	123,511	39,960	163,471
Royalties and taxes	187	21,285	535	-	22,007	8,830	30,837
Worker's participation	-	-	1,499	-	1,499	-	1,499
General and administration	5,057	5,262	4,127	28,548	42,994	1,602	44,596
Total cash costs	53,360	77,102	31,001	28,548	190,011	50,392	240,403
Sustaining capital[1]	25,091	34,801	4,974	-	64,866	2,813	67,679
Blue chips gains (investing activities)[1]	(1,319)	-	-	-	(1,319)	-	(1,319)
All-in sustaining costs	77,132	111,903	35,975	28,548	253,558	53,205	306,763
Gold equivalent ounces sold	41,931	76,583	18,833	-	137,347	37,734	175,081
All-in sustaining costs per ounce	1,839	1,461	1,910	-	1,846	1,410	1,752
Gold equivalent was calculated using the realized prices for gold of $3,103/oz Au, $32.8/oz Ag, $1,958/t Pb and $2,747/t Zn for YTD 2025
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 16

	Continuing Operations					Discontinued Ops		Total
AISC Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Séguéla	Caylloma	Corporate	GEO AISC	Yaramoko	San Jose	GEO AISC
Cash cost applicable per gold equivalent ounce sold	45,174	34,493	28,416	-	108,083	48,637	48,885	205,605
Royalties and taxes	369	11,101	583	-	12,053	1,777	1,571	15,401
Worker's participation	-	-	889	-	889	10,302	-	11,191
General and administration	6,160	3,771	2,625	22,987	35,543	732	3,048	39,323
Total cash costs	51,703	49,365	32,513	22,987	156,568	61,448	53,504	271,520
Sustaining capital[1]	27,143	19,593	8,742	-	55,478	19,558	477	75,513
Blue chips gains (investing activities)[1]	(5,149)	-	-	-	(5,149)	-	-	(5,149)
All-in sustaining costs	73,697	68,958	41,255	22,987	206,897	81,006	53,981	341,884
Gold equivalent ounces sold	43,036	67,552	26,122	-	136,710	58,627	24,719	220,056
All-in sustaining costs per ounce	1,712	1,021	1,579	-	1,513	1,382	2,184	1,554
Gold equivalent was calculated using the realized prices for gold of $2,207/oz Au, $25.7/oz Ag, $2,120/t Pb and $2,644/t Zn for YTD 2024
Figures may not add due to rounding
[1] Presented on a cash basis

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three months ended March 31, 2025 and for the three and six months ended June 30, 2025 and 2024

Cash Cost Per Silver Equivalent Ounce Sold - Q1 2025	Caylloma
Cost of sales	17,463
Depletion, depreciation, and amortization	(4,369)
Royalties and taxes	(240)
Other	(659)
Treatment and refining charges	50
Cash cost applicable per silver equivalent sold	12,245
Ounces of silver equivalent sold[1]	956,640
Cash cost per ounce of silver equivalent sold ($/oz)	12.80
[1] Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q2 2025	Caylloma
Cost of sales	17,793
Depletion, depreciation, and amortization	(4,268)
Royalties and taxes	(295)
Other	(663)
Treatment and refining charges	28
Cash cost applicable per silver equivalent sold	12,595
Ounces of silver equivalent sold[1]	830,824
Cash cost per ounce of silver equivalent sold ($/oz)	15.16
[1] Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Fortuna | 17

Cash Cost Per Silver Equivalent Ounce Sold - Q2 2024	Caylloma
Cost of sales	16,239
Depletion, depreciation, and amortization	(3,358)
Royalties and taxes	(229)
Other	(350)
Treatment and refining charges	2,287
Cash cost applicable per silver equivalent sold	14,589
Ounces of silver equivalent sold[1]	1,046,393
Cash cost per ounce of silver equivalent sold ($/oz)	13.94
[1] Silver equivalent sold is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2025	Caylloma
Cost of sales	35,256
Depletion, depreciation, and amortization	(8,637)
Royalties and taxes	(535)
Other	(1,322)
Treatment and refining charges	78
Cash cost applicable per silver equivalent sold	24,840
Ounces of silver equivalent sold[1]	1,783,961
Cash cost per ounce of silver equivalent sold ($/oz)	13.92
[1] Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2024	Caylloma
Cost of sales	33,344
Depletion, depreciation, and amortization	(7,182)
Royalties and taxes	(583)
Other	(681)
Treatment and refining charges	3,518
Cash cost applicable per silver equivalent sold	28,416
Ounces of silver equivalent sold[1]	2,244,876
Cash cost per ounce of silver equivalent sold ($/oz)	12.66
1 Silver equivalent sold is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Fortuna | 18

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three months ended March 31, 2025 and for the three and six months ended June 30, 2025 and 2024

AISC Per Silver Equivalent Ounce Sold - Q1 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,245
Royalties and taxes	240
Worker's participation	739
General and administration	2,455
Total cash costs	15,679
Sustaining capital[3]	2,246
All-in sustaining costs	17,925
Silver equivalent ounces sold[1]	956,640
All-in sustaining costs per ounce[2]	18.74
1 Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q2 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,595
Royalties and taxes	295
Worker's participation	760
General and administration	1,672
Total cash costs	15,322
Sustaining capital[3]	2,729
All-in sustaining costs	18,051
Silver equivalent ounces sold[1]	830,824
All-in sustaining costs per ounce[2]	21.73
1 Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q2 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	14,589
Royalties and taxes	229
Worker's participation	472
General and administration	1,406
Total cash costs	16,696
Sustaining capital[3]	4,101
All-in sustaining costs	20,797
Silver equivalent ounces sold[1]	1,046,393
All-in sustaining costs per ounce[2]	19.87
1 Silver equivalent sold is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 19

AISC Per Silver Equivalent Ounce Sold - Year to Date 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	24,840
Royalties and taxes	535
Worker's participation	1,499
General and administration	4,127
Total cash costs	31,001
Sustaining capital[3]	4,974
All-in sustaining costs	35,975
Silver equivalent ounces sold[1]	1,783,961
All-in sustaining costs per ounce[2]	20.17
1 Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year to Date 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	28,416
Royalties and taxes	583
Worker's participation	889
General and administration	2,625
Total cash costs	32,513
Sustaining capital[3]	8,742
All-in sustaining costs	41,255
Silver equivalent ounces sold[1]	2,244,876
All-in sustaining costs per ounce[2]	18.38
1 Silver equivalent sold is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Additional information regarding the Company’s financial results and ongoing activities is available in the unaudited condensed interim financial statements for the three and six months ended June 30, 2025 and 2024 and accompanying Q2 2025 MD&A. These documents can be accessed on Fortuna’s website at www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgarwww.sec.gov/edgar.

Fortuna | 20

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, August 7, 2025, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, David Whittle, Chief Operating Officer – West Africa and Cesar Velasco, Chief Operating Officer – Latin America.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/52740 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, August 7, 2025

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 238089

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 52740

Playback of the earnings call will be available until Thursday, August 21, 2025. Playback of the webcast will be available until Friday, August 7, 2026. In addition, a transcript of the call will be archived on the Company’s website at fortunamining.com.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Fortuna | 21

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties, including the proposed timing of a construction decision and the completion of a preliminary economic assessment in respect of the Diamba Sud project;   the Company’s expectations regarding meeting annual production guidance and annual AISC guidance; statements that Lindero Mine’s AISC is expected to continue trending downward into H2; the Company’s expectation of submitting an EIA  for approval in respect of Diamba Sud later in the year;  the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian and the Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada);  our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; technological and operational hazards in Fortuna’s mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2024 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected

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ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms;  that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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